UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amerigon Incorporated

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

03070L 30 0

(CUSIP Number)

Oscar B. Marx III

Amerigon Incorporated

500 Town Center Dr., Suite 200

(313) 336-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 03070L 30 0	Page 1 of 5 Pages

SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oscar B. Marx III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,013,262 8. Shared Voting Power -0- 9. Sole Dispositive Power 1,013,262 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,013,262
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP 03070L 30 0	Page 2 of 5 Pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock (“Common Stock”), of Amerigon Incorporated, a Michigan corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 500 Town Center Drive, Suite 200, Dearborn, Michigan 48126-2716.

Item 2. Identity and Background.

This statement is being filed by Oscar B. Marx III (“Mr. Marx”). The business address of Mr. Marx is 500 Town Center Drive, Suite 200, Dearborn, Michigan 48126-2716. Mr. Marx is currently the Chairman of the Board of Directors of the Issuer.

Mr. Marx has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Marx has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Marx is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Marx served as Chief Executive Officer of the Issuer from October 2001 through March, 2003. As compensation for his services, the Company agreed to grant Mr. Marx an option to purchase 18,000 shares of Common Stock per month for each month he served as Chief Executive Officer from October 2001 through September 2002, and an option to purchase 9,000 shares of Common Stock for each month he served as Chief Executive Officer from October 2002 through March 2003. Options to purchase a total of 270,000 shares of Common Stock were issued to Mr. Marx as compensation for his services as Chief Executive Officer of the Issuer. Such options have exercise prices ranging from $1.05 to $4.65 and expiration dates ranging from October 31, 2011 to January 19, 2015.

Mr. Marx has been the Chairman of the Board of Directors of the Issuer since 1999. Upon his resignation from the position of Chief Executive Officer of the Issuer in March 2003, Mr. Marx became eligible to receive annual options grated by the Issuer to each non-employee member of its Board of Directors. Mr. Marx received 10,000 options to purchase Common Stock in each of 2004 and 2005 in his capacity as a non-employee member of the Issuer’s Board of Directors.

On December 15, 2005, in connection with the dissolution of Big Beaver Investments LLC, a Delaware limited liability company (“Big Beaver”), Big Beaver distributed to its members all of the Issuer securities it held. Mr. Marx (through a trust of which he is the trustee)

CUSIP 03070L 30 0	Page 3 of 5 Pages

owned a minority membership interest in Big Beaver and received 723,262 shares of Common Stock from Big Beaver. Prior to serving as Chief Executive Officer of the Issuer, Mr. Marx was President of TMW Enterprises, Inc. (“TMWE”), the general partner of W III H Partners, L.P., the holder of a majority membership interest in Big Beaver. Mr. Marx purchased his membership interest in Big Beaver at the time of its formation and subsequently contributed additional capital to Big Beaver in proportion to his ownership.

Item 4. Purpose of Transaction.

Mr. Marx acquired the Common Stock beneficially owned him for investment purposes and not to exercise control or to direct, or cause the direction of, management and policies of the Issuer. However, as the current non-executive Chairman of the Board of the Issuer, Mr. Marx has a certain degree of control over the management and policies of the Issuer that accompany such position. As a significant stockholder of Common Stock, Mr. Marx expects and intends to explore and be receptive to opportunities to enhance the value of the Common Stock beneficially owned by him, including possibly extraordinary transactions involving the Issuer. However, Mr. Marx currently has no specific plans or proposals with respect to such matters.

Subject to market conditions and other factors that Mr. Marx may deem material to his investment decisions, Mr. Marx may, from time to time, acquire additional shares of Common Stock, or rights to purchase shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the price and availability of such shares or rights. Mr. Marx intends to review, on a continuing basis, various factors relating to his investment in the Common Stock, including the Issuer’s business and prospects, the price and availability of Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to Mr. Marx, his general investment and trading policies, market conditions or other factors. Based on these factors, Mr. Marx may determine to dispose of some or all of his Common Stock, periodically, by public or private sale, gift, pledge, expiration of warrants or otherwise. Mr. Marx reserves the right not to acquire Common Stock of the Issuer or not to dispose of all or part of such Common Stock if he determines such acquisition or disposal is not in his best interest at that time.

Except as described above, Mr. Marx has no current plans or proposals for (i) the acquisition of additional securities in the Issuer or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer, (v) any material change in the Issuer’s present capitalization or dividend policy, (vi) any other material change in the Issuer’s business or corporate structure, (vii) any changes in the Issuer’s Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) causing a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to those enumerated above.

CUSIP 03070L 30 0	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a)	Number of shares of Common Stock beneficially owned by Mr. Marx:

1,013,262

Percentage of Common Stock beneficially owned by Mr. Marx: 6.3%

(b)	Number of shares of Common Stock as to which Mr. Marx has the:

Sole power to vote or to direct the vote: 1,013,262

Shared power to vote or to direct the vote: -0-

Sole power to dispose or to direct the disposition: 1,013,262

Shared power to dispose or to direct the disposition: -0-

The number of shares reported above for includes the following: (i) 723,262 shares of Common Stock, and (ii) options to purchase 290,000 shares of Common Stock.

(c) Excluding the receipt of 723,262 shares of Common Stock by Mr. Marx (through a trust of which he is trustee) from Big Beaver in connection with the dissolution of Big Beaver as described more fully in Item 3 above, there were no transactions involving Common Stock effected by any of Mr. Marx within the sixty days prior to the date of this Schedule 13D.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Schedule 13D for which Mr. Marx is deemed to be the beneficial owner.

(e) As of the date of this statement, Mr. Marx has not ceased to be deemed the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to any securities of the Issuer, other than the options granted to Mr. Marx to purchase Common Stock as described in Item 3 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Marx and any other person, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as an Exhibit.

None.

CUSIP 03070L 30 0	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2005	/s/ Oscar B. Marx III
Oscar B. Marx III